EX-99.77I


SUB-ITEM 77I: Terms of new or amended securities

   (a) Class R Shares to all portfolios of the registrant went effective on February 5, 2003. Existing shares were designated as Class I Shares on that date. Class R Shares and Class I Shares differ only in that Class R Shares are subject to a distribution fee, whereas Class I Shares are not.